UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CSRA Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12650T104

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Partners VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,169,887 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,169,887 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,169,887 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Partners VI-A L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,842,575 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,842,575 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,842,575 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity GP VI L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,012,462 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,012,462 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,012,462 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Partners VI L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,012,462 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,012,462 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,012,462 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Fund Holdco (Domestic ECI) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,012,462 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,012,462 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,012,462 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Managing Member L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,012,462 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,012,462 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,012,462 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenn M. Creamer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,012,462 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,012,462 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,012,462 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan M. Nelson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,012,462 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,012,462 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,012,462 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

CUSIP No. 12650T104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Salem
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,012,462 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,012,462 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,012,462 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

Item 1.

(a)	Name of Issuer

CSRA Inc.

(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 3170 Fairview Park Drive, Falls Church, Virginia 22042.

Item 2(a) Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Providence Equity Partners VI L.P. (“PEP VI”), Providence Equity Partners VI-A L.P. (“PEP VI-A”), Providence Equity GP VI L.P. (“PEP GP”), Providence Equity Partners VI L.L.C. (“PEP LLC”), Providence Fund Holdco (Domestic ECI) L.P. (“PEP Holdco”), Providence Managing Member L.L.C. (“PEP Managing Member”), Glenn M. Creamer, Jonathan M. Nelson and Paul J. Salem (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Providence Equity Partners VI L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

Item 2(c) Citizenship:

PEP VI, PEP VI-A, PEP GP and PEP Holdco are limited partnerships organized under the laws of the State of Delaware. PEP LLC and PEP Managing Member are limited liability companies organized under the laws of the State of Delaware. Messrs. Creamer, Nelson and Salem are citizens of the United States.

Item 2(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e) CUSIP Number:

12650T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership

(a)	In the aggregate, the Reporting Persons beneficially own 15,012,462 shares of Common Stock, by virtue of the 11,169,887 shares of Common Stock directly held by PEP VI and the 3,842,575 shares of Common Stock directly held by PEP VI-A.

PEP GP is the general partner of PEP VI and PEP VI-A. PEP LLC is the general partner of PEP GP. PEP Holdco is a member of PEP LLC. PEP Managing Member is the general partner of PEP Holdco. Glenn M. Creamer, Jonathan M. Nelson and Paul J. Salem are members of PEP Managing Member. As a result of these relationships, each of PEP GP, PEP LLC, PEP Holdco, PEP Managing Member, Mr. Creamer, Mr. Nelson and Mr. Salem has shared voting and dispositive power with respect to the shares of Common Stock directly held by PEP VI and PEP VI-A.

(b)	In the aggregate, the Reporting Persons beneficially own 15,012,462 shares of Common Stock, or 9.2% of the total number of shares of Common Stock outstanding, by virtue of the 11,169,887 shares of Common Stock directly held by PEP VI and the 3,842,575 shares of Common Stock directly held by PEP VI-A.

All percentages calculated in this Schedule 13G are based upon an aggregate of 163,931,608 shares outstanding as of December 7, 2015, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 23, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated: February 12, 2016

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY GP VI L.P.

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE FUND HOLDCO (DOMESTIC ECI) L.P.

By:	Providence Managing Member L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE MANAGING MEMBER L.L.C.

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

By:	/s/ Glenn M. Creamer
Glenn M. Creamer

By:	/s/ Jonathan M. Nelson
Jonathan M. Nelson

By:	/s/ Paul J. Salem
Paul J. Salem

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of CSRA Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2016

PROVIDENCE EQUITY PARTNERS VI L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY PARTNERS VI-A L.P.

By:	Providence Equity GP VI L.P.
Its:	General Partner

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY GP VI L.P.

By:	Providence Equity Partners VI L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE FUND HOLDCO (DOMESTIC ECI) L.P.

By:	Providence Managing Member L.L.C.
Its:	General Partner

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

PROVIDENCE MANAGING MEMBER L.L.C.

By:	/s/ Roman A. Bejger
Name:	Roman A. Bejger
Title:	General Counsel & Chief Compliance Officer

By:	/s/ Glenn M. Creamer
Glenn M. Creamer

By:	/s/ Jonathan M. Nelson
Jonathan M. Nelson

By:	/s/ Paul J. Salem
Paul J. Salem